REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 25, 2020, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour (%)
A. Frederick Banfield	22,415,093	4,821,952	82.30
Rudi P. Fronk	27,066,706	170,339	99.37
Eliseo Gonzalez-Urien	26,826,540	410,505	98.49
Richard C. Kraus	26,993,411	243,634	99.11
Jay S. Layman	27,039,350	197,695	99.27
Melanie Miller	26,991,632	245,413	99.10
Clem Pelletier	26,995,577	241,468	99.11
John W. Sabine	26,948,056	288,989	98.94
Gary A. Sugar	20,937,864	6,299,181	76.87

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
The authorization of the directors to fix the auditor's remuneration.	Resolution approved
Approval by disinterested shareholders of the Extension of Director' Stock Options for one year.	Resolution approved

DATED at Toronto, Ontario on June 26, 2020.

SEABRIDGE GOLD INC.

Per: "C. Bruce Scott"    .

 C. Bruce Scott

 Vice President, General Counsel and Corporate Secretary